[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 6, 2011

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Strategic Opportunities Fund

File Nos. 811-21982 and 333-168044

Dear Sir and Madam:

Thank you for your telephonic comments regarding Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed by Guggenheim Strategic Opportunities Fund (formerly Claymore/Guggenheim Strategic Opportunities Fund) (the “Fund”) on March 16, 2011 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

The Fund hereby represents that the changes referenced below will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended, in connection with an offering of common shares under the Registration Statement.

Comment 1
Under the heading “Financial Leverage” on the inside cover page of the Prospectus, revise the description of the forms of financial leverage that the fund may utilize by deleting the phrase “senior securities such as” from the description of Preferred Shares.

Response 1	The Fund has revised this disclosure throughout the Registration Statement.

Comment 2	In the Prospectus Summary add disclosure regarding the Fund’s use of derivatives transactions under the heading “Investment Portfolio” or “Investment Policies.”

Response 2	The Fund has moved disclosure regarding the Fund’s use of derivatives transactions from the heading “Other Investment Practices” to “Investment Portfolio.”

Comment 3	The Fee Table is based on the capital structure of the Fund as of November 30, 2010. Confirm supplementally that there has been no material increase in the Fund’s leverage outstanding since such date.

Response 3
The Fund notes that Footnote 5 to the Fee Table discloses that “The Fund has no present intent to increase the amount of Financial Leverage utilized by the Fund as a percentage of Managed Assets during the next year.”  In addition, the Fund confirms that as of the date hereof there has been no material increase in the amount of leverage outstanding since November 30, 2010.

Comment 4
Add disclosure to the footnote to the Expense Example stating that a Prospectus Supplement will contain an Expense Example reflecting the sales load and estimated offering expenses borne by the Fund applicable to a given offering.

Response 4	The Fund has added the requested disclosure.

Comment 5
Confirm supplementally that in connection with an offering under this Registration Statement, the Fund will file applicable exhibits, including distribution agreements and opinions of counsel, via a POS EX post-effective amendment.

Response 5
The Fund hereby confirms that in connection with an offering under this Registration Statement, the Fund will file applicable exhibits, including distribution agreements and opinions of counsel, via a POS EX post-effective amendment.

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman